Exhibit 1

FOR IMMEDIATE RELEASE

Forfurther information, contact: Michael Brinn Innisfree M&A Incorporated 212-750-05833

SOUTHEASTERN ASSET MANAGEMENT CRITICIZES THREE MONTH DELAY IN MONY-AXA MERGER VOTE

Southeastern to Continue to Oppose Inadequate Merger

Memphis, Tennessee, February 23, 2004 — Southeastern Asset Management, Inc. (“Southeastern”), investment advisor to Longleaf Partners Small-Cap Fund (“Longleaf”), was sharply critical of the maneuvers announced today by The MONY Group, Inc. Southeastern stated that it views the three-month delay in the meeting date, from February 24, 2004 to May 18, 2004, as a last ditch effort by MONY to resuscitate its proposed merger with AXA Financial Inc. The proposed merger has been severely criticized by major institutional shareholders and the nation’s two leading independent proxy voting advisory firms.

G. Staley Cates, President of Southeastern, said, “Last week, the Delaware Chancery Court found that MONY’s proxy statement required corrective disclosure regarding what the Court characterized as “unusually large” severance payments being made to senior executives. This would have been a simple fix, and the delay in the shareholder vote could have been minimal. Instead, MONY has stretched this process out for months in what we see as an effort to tilt the playing field in their favor by having a new group of shareholders vote on the merger. Evidently, the vote which MONY had been soliciting since early January was not to MONY’s liking.”

Mr. Cates added, “In a transparent effort to rescue this ill-advised merger, MONY has tinkered around the edges and utterly failed to address the fundamental inadequacies of the purchase price. A reduction of less than 10% in what we continue to believe are exorbitant and unjustified severance payments, and a paltry dime a share additional dividend is an insult to shareholders. We will continue to oppose this merger and urge other shareholders to do the same.”

ABOUT SOUTHEASTERN ASSET MANAGEMENT AND LONGLEAF PARTNERS SMALL-CAP FUND

Southeastern Asset Management, Inc. is an investment management firm with over $25 billion in client assets under management at December 31, 2003, including approximately $12 billion in the three Longleaf Partners Funds: Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund. Southeastern was established in 1975, and the first of the Longleaf Partners Funds was launched in 1987.